
navisyo

Alexander M. · 2nd

Founder / CEO @ Navisyo - Humanist - Serial Entrepreneur

Miami Beach, Florida, United States · **Contact info**

500+ connections

Navisyo

Experience

Founder
Navisyo · Full-time
Dec 2019 – Present · 2 yrs 1 mo
World

Navisyo™ is dedicated to connecting boat owners and travelers from around the world to both authentic Voyages, Floatel & Events' experiences on the water with honesty, safety, integrity and by following their heartfelt motto of "Keeping it Real".

alexander michaels

Home | Navisyo

Founder
World CC Project www.worldccproject.com
Jan 2016 – Dec 2020 · 5 yrs
Miami/Fort Lauderdale Area

We are a Boutique Marketing Solutions specializing in increasing sales for any size businesses anywhere in the world.

Our Key Differentiators: ...see more

Boutique Marketing Solutions

Founder
www.change2happy.com
Sep 2012 – Nov 2017 · 5 yrs 3 mos
World

Motivational Speaker, Humanist.
Master NPL Certified, Hypnotherapy Certified, Transactional Analysis Certified, Emotional Freedom Techniques Certified, and Master in Emotional Intelligence by the National Guid of Hypnosis and The National Federation of Neuro Linguistic Programming 1532 US F ...see more

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CEO
AMG FM Trading LLC. (Master Franchisee of Federico Mahora for the Middle East)
Aug 2011 – Oct 2017 · 6 yrs 3 mos
Dubai, United Arab Emirates

Created and successfully established distribution throughout the Gulf Region and beyond its borders such as Southern Africa and Thailand as the Master Franchisee of a European based perfume company. Built strong relationships with all local distributors which resulted in multi million dollars yearly sales from Year 1. Countries where this was successfully achi ...see more

Founder
Alexandre Bakery & Lounge
Jan 2008 – Dec 2011 · 4 yrs
Manila, Philippines

Alexander created a new concept of bakery that transforms in the early night into a wine lounge with Live bands. See press clippings.

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